Exhibit 99.3

Unaudited Condensed Interim Consolidated Financial Statements of

Concordia Healthcare Corp.

June 30, 2015

Table of Contents

Condensed Interim Consolidated Balance Sheets	3

Condensed Interim Consolidated Statements of Income and Comprehensive Income	4

Condensed Interim Consolidated Statements of Changes in Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to Condensed Interim Consolidated Financial Statements	7-34

[2]

Concordia Healthcare Corp.

Condensed Interim Consolidated Balance Sheets

As at June 30, 2015 and December 31, 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	June 30, 2015	December 31, 2014
Assets
Current
Cash	$140,207	$42,770
Accounts receivable (Note 4)	68,320	29,371
Inventory (Note 5)	14,932	6,718
Current income taxes recoverable	4,769	—
Prepaid expenses and other current assets (Note 6)	14,262	5,793

	242,490	84,652
Fixed assets (Note 7)	1,622	760
Deferred tax asset	4,868	861
Intangible assets (Note 8)	1,645,528	470,168
Goodwill (Note 9)	43,944	36,259

Total Assets	$1,938,452	$592,700

Liabilities
Current
Accounts payable	$17,585	$6,773
Accrued liabilities	20,055	3,849
Provisions (Note 10)	36,401	21,799
Royalties payable	23	3,141
Dividends payable	2,553	2,165
Current income tax payable	165	13,309
Current portion of notes payable (Note 12)	—	1,372
Current portion of long-term debt (Note 11)	5,750	27,336
Current portion of purchase consideration payable (Note 13)	5,965	2,065

	$88,497	$81,809
Long-term debt (Note 11)	1,258,637	226,145
Notes payable (Note 12)	—	3,890
Purchase consideration payable (Note 13)	25,575	23,043
Deferred tax liability	5,589	17
Other liabilities	363	246

Total Liabilities	1,378,661	335,150

Shareholders’ Equity
Share capital (Note 14)	538,310	247,035
Reserve for share based compensation and associated taxes (Note 16)	15,877	5,028
Accumulated other comprehensive income (loss)	(551)	(274)
Retained earnings	6,155	5,761

Total Shareholders’ Equity	559,791	257,550

Total Liabilities and Shareholders’ Equity	$1,938,452	$592,700

Commitments and contingencies (Note 18)

Approved and authorized for issue by the Board of Directors on August 13, 2015.

“Rochelle Fuhrmann”	“Mark Thompson”
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Three Months ended June 30		Six Months ended June 30
	2015	2014	2015	2014

Revenue	$77,514	$26,053	$113,949	$42,863
Cost of sales	6,805	4,554	11,150	8,408

Gross profit	70,709	21,499	102,799	34,455

Operating expenses
General and administrative	8,299	4,931	14,616	9,622
Acquisition, restructuring and other	10,118	8,314	12,556	8,488
Selling and marketing	4,224	2,196	7,329	3,140
Research and development	2,704	1,931	5,792	3,349
Share-based compensation	4,120	1,380	5,017	2,136
Exchange listing expenses	574	—	574	—
Amortization of intangible assets	15,055	580	20,260	1,160
Depreciation expense	72	16	128	50

Total operating expenses	45,166	19,348	66,272	27,945

Operating income	25,543	2,151	36,527	6,510

Other income and expenses
Interest and accretion expense	19,012	1,442	27,653	6,147
Impairment loss	668	—	668	—
Change in fair value of contingent consideration	(4,942)	983	(6,224)	1,550
Foreign exchange (gain) loss	127	—	(282)	865
Loss on foreign exchange forward contract	7,675	—	5,126	—
Other expense (income)	(16)	113	400	108

Income (loss) before tax	3,019	(387)	9,186	(2,160)

Income taxes
Current	(60)	1,030	475	1,215
Deferred	3,634	(590)	3,598	(712)

Net Income (loss)	(555)	(827)	5,113	(2,663)

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	16	(3)	(277)	(16)

Total comprehensive income (loss) for the period	$(539)	$(830)	$4,836	$(2,679)

Earnings per share (Note 15)
Basic earnings per share	$(0.02)	$(0.03)	$0.17	$(0.12)
Diluted earnings per share	$(0.02)	$(0.03)	$0.16	$(0.12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

[4]

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Changes in Equity

For the six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Share Capital
	Number of Shares	Amount	Reserve for Share Based Compensation	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholders’ Equity
Balances, January 1, 2014	17,985,889	$57,521	$1,555	$15	$2,431	$61,522
Issuance of Common Stock during the period	10,355,833	186,150	—	—	—	186,150
Dividends	—	—	—	—	(3,930)	(3,930)
Exercise of options	169,517	1,329	(403)	—	—	926
Share based compensation expense	—	—	2,136	—	—	2,136
Net loss	—	—	—	—	(2,663)	(2,663)
Exchange differences on translation of foreign operations	—	—	—	(16)	—	(16)

Balances, June 30, 2014	28,511,239	$245,000	$3,288	$(1)	$(4,162)	$244,125

Balances, January 1, 2015	28,861,239	$247,035	$5,028	$(274)	$5,761	$257,550
Issuance of Common Stock during the period	4,329,428	284,522	—	—	—	284,522
Dividends	—	—	—	—	(4,719)	(4,719)
Exercise of options and vesting of RSUs	685,448	6,753	(3,283)	—	—	3,470
Share based compensation expense	—	—	5,017	—	—	5,017
Taxes for share based compensation (1)	—	—	9,115	—	—	9,115
Net income	—	—	—		5,113	5,113
Exchange differences on translation of foreign operations	—	—	—	(277)	—	(277)

Balances, June 30, 2015	33,876,115	$538,310	$15,877	$(551)	$6,155	$559,791

1.	In connection with the issuance of share based compensation the Company recorded current income taxes recoverable, deferred tax assets and a current and deferred tax recovery, which represents the cumulative tax effect associated with the current and estimated future deductibility of share based compensation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

[5]

Concordia Healthcare Corp.

Condensed Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

	Six Months Ended
	June 30,
	2015	2014

Cash flows from operating activities
Net income (loss) after tax	$5,113	$(2,663)
Adjustments to reconcile net income to net cash flows from operating activities:
Accretion and interest expense	27,653	6,147
Depreciation and amortization expense	20,388	1,210
Share based compensation expense	5,017	2,136
Change in fair value of contingent consideration	(6,224)	1,550
Loss on foreign exchange forward contract	5,126	—
Impairment loss	668	—
Other expense	400	—
Loss on sale of equipment	—	120
Income tax provision	4,073	503
Cash income taxes paid	(14,999)	(154)

	47,215	8,849
Changes in operating assets and liabilities, excluding effect of acquisitions
Accounts receivable	(38,333)	2,913
Inventory	(1,789)	249
Prepaid expenses and other current assets	(8,469)	(4,017)
Accounts payable	10,821	(3,950)
Accrued liabilities	4,152	(3,790)
Provisions	14,602	(9,198)
Royalties payable	(3,118)	(451)
Other liabilities	117	—

Net cash provided by (used in) operating activities	25,198	(9,395)

Cash flows from investing activities
Purchase consideration paid	(1,200,000)	(201,062)
Purchase of fixed assets and software	(1,036)	(229)
Proceeds from sale of equipment	—	4

Net cash used in investing activities	(1,201,036)	(201,287)

Cash flows from financing activities
Proceeds from credit facilities	1,310,000	170,000
Transaction cost paid on long-term debt	(46,714)	(5,485)
Payment of credit facility	(260,750)
Interest paid	(7,474)	(4,414)
Dividends paid	(4,331)	(1,792)
Proceeds from exercise of options	3,470	926
Net proceeds from issuance of common stock	284,522	56,998
Loss on foreign exchange forward contract	(5,126)	—
Payment of senior and subordinated debt	—	(15,742)

Net cash provided by financing activities	1,273,597	200,491

Net change in cash	97,759	(10,191)
Unrealised foreign exchange gain in cash and cash equivalents	(322)	—
Cash at beginning of period	42,770	42,899

Cash at end of period	$140,207	$32,708

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

[6]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

1.	Description of Business and General Information

Concordia Healthcare Corp. (the “Company”, “Concordia” or the “Group”) is a diverse healthcare company focussed on legacy pharmaceutical products and orphan drugs. Concordia’s Legacy Pharmaceuticals Division, Concordia Pharmaceuticals Inc. (“CPI”), consists of a portfolio of branded products and authorized generic contracts. Concordia’s Orphan Drugs Division, Concordia Laboratories Inc. (“CLI”), owns Photofrin®. In addition, through its subsidiary Complete Medical Homecare Inc., the Company’s Specialty Healthcare Distribution Division is intended to provide a distribution capability for orphan drugs once acquired and/or developed.

These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations and is also intended to fund the expansion of indications for potential orphan drugs. The specialized healthcare distribution division provides diabetes testing supplies, and other healthcare products. The three business units are expected to provide the Company with an increased market share of the related products, as well as savings in costs through economies of scale. During 2014, the Company grew the Legacy Pharmaceuticals Division through the acquisition of Donnatal® and Zonegran®. On April 21, 2015 the Company expanded its Legacy Pharmaceuticals Division when it acquired a portfolio of products from Covis Pharma S.a.r.l and Covis Injectables S.a.r.l (collectively, “Covis”) as described in Note 3 – The Covis Transaction. The portfolio acquired from Covis comprised of 12 branded products and five authorized generic contracts as well as a product distributed in Australia pursuant to the terms of a distribution agreement.

The Company’s shares were listed for trading on the TSX under the symbol “CXR” on December 24, 2013 and were also listed for trading on the NASDAQ Global Select Market® under the symbol “CXRX” on June 29, 2015.

The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

[7]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

2.	Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three and six months ended June 30, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia’s annual financial statements as at December 31, 2014.

(b)	Business Combinations

Acquisitions during the year ended December 31, 2014 and three and six months ended June 30, 2015 have been accounted for as business combinations using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are recognized in income and comprehensive income as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in statement of income and comprehensive income as a bargain purchase gain.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in statement of income and comprehensive income.

(c)	New standards, interpretations, policies and amendments adopted

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2014, except as described below:

[8]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

2.	Significant Accounting Policies (continued)

For each Restricted Share Unit (“RSU”) or Deferred Share Unit (“DSU”) granted, the Company recognizes an expense equal to the market value of a Concordia common share at the date of grant based on the number of RSUs or DSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to reserve for share based compensation for RSUs or DSUs anticipated to be equity settled or a corresponding credit to a liability for RSUs or DSUs anticipated to be cash settled. Additional RSUs or DSUs are issued to reflect dividends declared on the common shares. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs or DSUs that are expected to vest and, for RSUs anticipated to be cash settled, changes in the market value of Concordia common shares. The effect of these changes is recognized in the period of the change. Vested RSUs or DSUs are settled either in Concordia common shares or in cash at the discretion of the Company.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015 and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Company are set out below. The Company does not plan to adopt these standards early.

IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company has not assessed the full impact of IFRS 9 and is in the process of considering its implications and the Company’s planned date of adoption.

IFRS 15, Revenue from contracts with customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company has not assessed the full impact of IFRS 15 and is in the process of considering its implications and the Company’s planned date of adoption.

[9]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

2.	Significant Accounting Policies (continued)

IAS 32, Financial Instruments: Presentation, was amended to provide further guidance on the application of the established criterion to offset a financial asset with a financial liability. The adoption of the amended standard is not expected to have a significant impact on the Company’s annual consolidated financial statements.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2015 are not significant to the Company.

3.	Acquisitions

The Donnatal Transaction

On May 15, 2014, Concordia, through its subsidiary, CPI, completed the purchase of Donnatal®, pursuant to the terms and conditions of an asset purchase agreement, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals. Donnatal® is an adjunctive therapy in the treatment of irritable bowel syndrome and acute enterocolitis.

The purchase price paid to Revive Pharmaceuticals was $329,151 comprised of $200,000 in cash and an aggregate of 4,605,833 common shares of the Company valued at $129,151 based on the closing price of the Company’s stock on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing USD: CAD exchange rate of 1:1.0877.

The Company paid for the cash component of the acquisition through a combination of available cash and debt financing. Accordingly, the Company entered into a secured credit facility having a principal amount of up to $195,000, consisting of a $170,000 term loan and a $25,000 operating line (the “GE Credit Facility”) (Note 11). The obligations of the Company under the GE Credit Facility were secured by the assets of the Company and the assets of its material subsidiaries. The Company expensed $8,314 of transaction costs in relation to the acquisition.

The purchase price has been allocated as follows:

Total
Inventory	$1,339
Prepaid expenses and deposits net of accrued liabilities	279
Acquired product rights	327,523
Goodwill	10

$329,151

Consideration Comprised of:
Cash	$200,000
Equity issued	129,151

$329,151

[10]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

3.	Acquisitions (continued)

The Zonegran Transaction

On September 30, 2014, Concordia, through its subsidiary CPI, completed the purchase of Zonegran® for commercialization and sale in the United States, including Puerto Rico, from Eisai Inc. (“Eisai”), pursuant to the terms and conditions of an asset purchase agreement. Zonegran® is an adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

The purchase price paid to Eisai was $91,402 in cash, which included approximately $1,402 for purchased inventory.

The Company paid for the acquisition through debt financing. Accordingly, the Company entered into an incremental senior credit facility of $95,000 (the “Incremental Term Loan”) (Note 11) by way of an amendment and restatement of the GE Credit Facility (“Amended and Restated GE Credit Facility”). All obligations of the Company under the Incremental Term Loan and the Amended and Restated GE Credit Facility were secured by the assets of the Company and the assets of its material subsidiaries. The Company expensed $3,849 of transaction costs in relation to the acquisition.

The purchase price has been allocated as follows:

Net Assets Acquired
Inventory	$1,402
Accrued liabilities	(2,040)
Acquired product rights	92,040

Total net assets acquired	$91,402

Consideration Comprised of:
Cash	$91,402

Total Consideration	$91,402

[11]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

3.	Acquisitions (continued)

The Covis Transaction

On April 21, 2015, the Company, through its subsidiary CPI, completed the acquisition of substantially all of the commercial assets of Covis for $1,200,000 in cash (the “Covis Acquisition”). The Covis drug portfolio acquired (the “Covis Portfolio”) consists of a portfolio of products, comprised of 12 branded products and five authorized generic contracts and a product distributed by a third party in Australia pursuant to the terms of a distribution agreement, that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

The Company paid for the acquisition through a mix of bank facilities, senior notes and equity. Accordingly, the Company entered into a credit agreement (“Credit Agreement”) having an aggregate principal amount of up to $700,000, consisting of a senior secured revolving credit facility (“Revolving Facility”) in an aggregate principal amount of up to $125,000 and a senior secured term loan facility (“Term Facility”) in an aggregate principal amount of $575,000. In addition, the Company also closed a private offering of $735,000 of 7% Senior Notes due 2023 (the “Senior Notes”) issued pursuant to an indenture. In connection with the Covis Acquisition, the Company also closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (“Subscription Receipts”) which included the exercise by the underwriters of an over-allotment option of 15%, at a price of CAD$85.00 per Subscription Receipt for aggregate gross proceeds of CAD$368,001 to the Company.

The purchase price allocation for Covis is not final as the Company is in the process of concluding on the valuation of tangible and intangible assets obtained from this acquisition.

The purchase price has been allocated as follows:

Net Assets Acquired
Inventory	$6,424
Accounts receivable	616
Accrued liabilities	(422)
Contingent liability	(7,191)
Deferred tax liability	(3,340)
Acquired product rights	1,195,560
Goodwill	8,353

Total net assets acquired	$1,200,000

Consideration Comprised of:
Cash	$1,200,000

Total Consideration	$1,200,000

[12]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

4.	Accounts Receivable

Accounts receivable, as at June 30, consist of the following:

	As at June 30, 2015	As at December 31, 2014
Accounts Receivable	$69,770	$29,668
Allowance for Doubtful Accounts	(1,450)	(297)

Net Accounts Receivable	$68,320	$29,371

There were $121 of write-offs recorded during the three months ended June 30, 2015 (2014 - $nil). There were $239 of write-offs recorded during the six months ended June 30, 2015 (2014-$nil).

5.	Inventory

Inventory, as at June 30, consists of the following:

	As at June 30, 2015	As at December 31, 2014
Finished goods	$11,779	$4,863
Raw materials and work in process	4,002	2,660
Obsolescence provision	(849)	(805)

Inventory (net of obsolescence reserve)	$14,932	$6,718

Inventory amounts charged to cost of sales during the three and six months ended June 30, 2015 was $6,302 and $8987, respectively (2014 – $1,650 and $3,094, respectively). The Company increased its reserve for obsolete inventory by $44 during the quarter.

6.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets, as at June 30, consist of the following:

	As at June 30, 2015	As at December 31, 2014
Manufacturing deposits	$7,436	$1,294
Other assets	2,878	800
Prepaid clinical trial costs	1,277	2,313
Taxes receivable	2,040	760
Prepaid insurance	544	422
Prepaid license fees	51	154
Prepaid rent	36	50

Total prepaids and other current assets	$14,262	$5,793

[13]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

7.	Fixed Assets

Cost	Office Furniture and Fixtures	Leasehold Improvements	Equipment	Total
Opening Balance as at January 1, 2015	$189	$72	$562	$823
Additions	207	742	41	990
Dispositions	—	—	—	—

Ending Balance	$396	$814	$603	$1,813

Depreciation

Opening Balance	$23	$(16)	$56	$63
Additions	24	54	50	128
Dispositions	—	—	—	—

Ending Balance	$47	$38	$106	$191

Net Book Value as at June 30, 2015	$349	$776	$497	$1,622

Cost	Office Furniture and Fixtures	Leasehold Improvements	Equipment	Total
Opening Balance as at January 1, 2014	$90	$28	$371	$489
Additions	154	68	345	567
Dispositions	(55)	(24)	(154)	(233)

Ending Balance	$189	$72	$562	$823

Depreciation

Opening Balance	$3	$—	$42	$45
Additions	46	—	85	131
Dispositions	(26)	(16)	(71)	(113)

Ending Balance	$23	$(16)	$56	$63

Net Book Value as at December 31, 2014	$166	$88	$506	$760

[14]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

8.	Intangible Assets

	Acquired Product Rights	Customer List	Intellectual Property	Total
Balance, January 1,2014	$26,020	$2,880	$32,800	$61,700
Additions, including acquisitions	419,563	—	—	419,563
Impact of foreign exchange	—	—	(55)	(55)
Amortization	(8,720)	(680)	(1,640)	(11,040)

Balance, December 31, 2014	$436,863	$2,200	$31,105	$470,168

Additions, including acquisitions	1,195,620	—	—	1,195,620
Amortization	(19,100)	(340)	(820)	(20,260)

Balance, June 30, 2015	$1,613,383	$1,860	$30,285	$1,645,528

Acquired product rights include brands, trademarks and patents that were acquired as part of the transactions described in Note 3. In 2014 the Company reassessed the useful lives of its intangible assets and changed the estimate for certain acquired product rights from an indefinite life to useful lives ranging from 15 to 30 years.

The customer list was acquired as part of the acquisition of assets from Global Medical Direct LLC and affiliated entities (collectively “Global”). The transaction was completed on October 25, 2013 and had an effective date of August 1, 2013.

The intellectual property was acquired on December 20, 2013 as part of the acquisition of Pinnacle Biologics, Inc. (“Pinnacle”) and its subsidiaries.

During the three months ended June 30, 2015, the Company identified indicators of impairment with regards to three intellectual property assets (Kapvay®, Orapred® and Ulesfia®). As it relates to Kapvay® and Orapred®, the indicators of impairment were primarily attributable to lower sales as a result of competing generic products entering the market. As it relates to Ulesfia®, the indicator of impairment was a result of lower sales to a third party with a minimum purchase requirement, in comparison to management’s forecasts. The Company performed impairment tests on these assets and did not record any impairment for the three months ended June 30, 2015.

[15]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

9.	Goodwill

Goodwill, as at June 30, consists of:

	As at June 30, 2015	As at December 31, 2014
Opening balance	$36,259	$36,249
Additions	8,353	10
Impairment	(668)	—

Total	$43,944	$36,259

The carrying value of goodwill is reviewed at each reporting date to determine whether there exist any indications of impairment. During the three months ended June 30, 2015, the Company identified an indicator of impairment with respect to the declining revenue and gross profit in its Specialty Healthcare Distribution Division (“SHD Division”) cash generating unit (“CGU”). The decline in revenue and gross profit is primarily attributable to changes by two of the Pharmacy Benefit Managers (“PBMs”) which the SHD Division contracts with, whereby the PBMs removed certain generic diabetic testing products, which had been supplied by SHD Division to its patient base, from their formularies. The resulting loss in revenue negatively impacted the performance of the SHD Division in the first and second quarters of 2015. As a result, the Company has recorded a non-cash impairment of $668 to goodwill.

The Company measures its recoverable amount based on its value in use. The Company used a present value of the future cash flow approach for SHD CGU which involves present value of the estimated future after-tax cash flow from operations using a discount rate, which represents the Company’s weighted average cost of capital and reflects, among other factors, the risk inherent in achieving the determined level of maintainable cash flow. This approach requires assumptions about revenue growth rates, operating margins, tax rates, and discount rates.

10.	Provisions

The following table describes movements in the Company’s provisions balance:

	As at June 30, 2015	As at December 31, 2014
Opening Balance	$21,799	$24,208
Additions	43,463	33,820
Utilization	(28,861)	(36,229)

Closing Balance	$36,401	$21,799

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, returns, rebates and other price adjustments. Although these estimates and provisions relate to revenue recognition transactions, namely the sales of products, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. Invoices received for such charges and estimates are shown in the Accounts Payable when received. The provision is for the uninvoiced portion of the charges and estimates.

[16]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

11.	Debt Financing and Warrants

On May 14, 2014, the Company entered into the GE Credit Facility with GE Capital Canada Finance, Inc. and a syndicate of lenders. The obligations of the Company under the GE Credit Facility were secured by the assets of the Company and the assets of its material subsidiaries. The GE Credit Facility bore a variable interest rate and matured on May 14, 2019 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the GE Credit Facility, calculated annually.

On May 14, 2014, the Company entered into a senior secured revolving credit facility (the “GE Revolving Facility”) in the principal amount of $25,000 with GE Capital Canada Finance, Inc. and a syndicate of lenders. The GE Revolving Facility was for working capital requirements and was repayable on demand. Loans under the GE Revolving Facility were repayable without any prepayment penalties, and bore interest at U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Company had not borrowed against the GE Revolving Facility and retired the GE Revolving Facility on April 21, 2015 along with the Amended and Restated GE Credit Facility.

On September 30, 2014, the Company amended and restated the GE Credit Facility to facilitate the acquisition of Zonegran®. The Incremental Term Loan was added to the GE Credit Facility solely for the acquisition of Zonegran® and related expenses. The Amended and Restated GE Credit Facility matured on October 1, 2020. All obligations of the Company under the Amended and Restated GE Credit Facility were secured by assets of the Company and the assets of its material subsidiaries.

Interest rates were calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Amended and Restated GE Credit Facility contained standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance.

Under the terms of the Amended and Restated GE Credit Facility, the Company was required to comply with certain financial covenants, as defined under the Amended and Restated GE Credit Facility. Transaction costs associated with the Amended and Restated GE Credit Facility were included as a reduction to the carrying amount of the liability and were amortized through interest and accretion expense using the effective interest rate method.

On April 21, 2015 the Company completed the acquisition of the Covis Portfolio for $1,200,000 in cash. As part of the financing related to the Covis Acquisition the Company retired the Amended and Restated GE Credit Facility on April 21, 2015. As a result of this early repayment of the Amended and Restated GE Credit Facility, during the quarter ended June 30, 2015, the Company recognized $1,440 in accretion expense representing the unamortized portion of transaction cost incurred on the issuance of the Amended and Restated GE Credit Facility and the Incremental Term Loan. Interest expense on the Amended and Restated GE Credit Facility was $636 for the three months ended June 30, 2015.

Throughout the year ended December 31, 2014 and as at June 30, 2015, the Company was in compliance with all of the financial covenants.

[17]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

11.	Debt Financing and Warrants (continued)

Amended and Restated GE Credit Facility	As at June 30, 2015	As at December 31, 2014
Face value of the loans on issuance	$265,000	$265,000
Less: Transaction costs	(8,561)	(8,561)

Book value upon issuance	256,439	256,439
Repayment of principal	(265,000)	(4,250)
Accretion interest	8,561	1,292

Carrying value	$—	$253,481
Less: current portion	—	(27,336)

Long-term portion	$—	$226,145

In connection with the Covis Acquisition, the Company entered into the Credit Agreement with a syndicate of lenders party thereto on April 21, 2015. Pursuant to the terms of the Credit Agreement, the lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700,000, which was comprised of the $125,000 Revolving Facility and the $575,000 Term Facility (collectively the “Bank Facility”). The Bank Facilities are secured by the assets of the Company and the assets of the Company’s material subsidiaries.

The Term Facility will mature on the seventh anniversary of the date of the Covis Acquisition (unless extended by the lenders under the Term Facility) and the Revolving Facility will mature on the fifth anniversary of the date of the Covis Acquisition (unless extended by the lenders under the Revolving Facility). The Term Facility bears a variable interest rate with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Agreement, calculated annually. Interest rates are calculated at the U.S. Prime Rate or LIBOR plus applicable margins.

In addition, on April 21, 2015, the Company closed a private offering of $735 million of 7.00% Senior Notes. The Senior Notes were priced at an issue price of 100% of their face amount to yield 7.00%. Interest on the Senior Notes is payable semi-annually on April 15th and October 15th of each year. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes. During the quarter ended June 30, 2015, the Company recognized $1,101 in accretion interest using an effective interest rate of 5.4820% for the Term Facility and 7.6180% for the Senior Notes. Interest expense on the Term Facility and Senior Notes was $15,367 for the three months ended June 30, 2015.

Bank Facility and Senior Notes	As at June 30, 2015	As at December 31, 2014
Face value of the loans on issuance	$1,310,000	$—
Less: Transaction costs	(46,714)	—

Book value upon issuance	1,263,286	—
Repayment of principal	—	—
Accretion interest	1,101	—

Carrying value	$1,264,387	$—
Less: current portion	(5,750)	—

Long-term portion	$1,258,637	$—

[18]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

12.	Notes Payable

Notes payable, as at June 30, consist of the following:

	As at June 30, 2015	As at December 31, 2014
Notes payable issued related to acquisition of Global assets	$—	$5,262
Less: Current portion	—	(1,372)

Long-term portion of Notes payable	$—	$3,890

The notes payable at December 31, 2014 represents the value of the notes issued by the Company related to the acquisition of assets from Global. The notes which are unsecured, have a total face value of $7,000 and a coupon interest rate of 6%. The notes have been recorded at the present value of expected payments with a market representative interest rate of 12%. The effective interest rate was determined to be 12.38%. Principal repayments are due subject to the achievement of certain EBITDA thresholds over the 7 year term of the note. During the quarter the Company updated the forecast for the results of Complete Medical Homecare (“CMH”) a subsidiary of the Company, forming part of the SHD Division CGU. As a result, the value of the note payable was reduced to nil as no further payments are expected based on the forecasted EBITDA. The Company recorded an associated gain in the fair value of contingent consideration in the statement of income and comprehensive income.

13.	Purchase Consideration Payable

	As at June 30, 2015	As at December 31, 2014
Contingent purchase consideration
Due to Shionogi Inc. (1)	$753	$410
Due to former owner of Global (2)	—	2,452
Due to former owners of Pinnacle (3)	18,399	17,124
Consideration assumed on acquisition of Covis (5)	7,191	—

Total contingent purchase consideration	$26,343	$19,986

Non-contingent purchase consideration
Fair value of annual payments due to former owners of Pinnacle (4)	5,127	4,772
Consideration assumed on acquisition of Pinnacle	70	350

Total non-contingent purchase consideration	5,197	5,122

Total purchase consideration payable	31,540	25,108
Less: Current portion	(5,965)	(2,065)

Purchase consideration payable	$25,575	$23,043

[19]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

13.	Purchase Consideration Payable (continued)

(1)	Following the closing of the acquisition of certain pharmaceutical assets from Shionogi Inc. (“Shionogi”) on May 6, 2013, as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, the Company is required to pay Shionogi thirty percent (30%) of worldwide net sales of Kapvay® that exceeds $1,500 (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6,000 in the aggregate.
(2)	As part of the consideration for the acquisition of assets from Global on October 25, 2013, the Company is obligated to pay an additional earn-out payment of up to $4,000 payable in common shares of the Company subject to meeting certain performance metrics. The earn-out payment provisions provide that on each earn-out calculation date, if the aggregate adjusted EBITDA of CMH exceeds $7,000 for the preceding year then an earn-out payment of common shares of the Company will be made which is equal in value to the aggregate adjusted EBITDA of CMH for the preceding year multiplied by 14.285714%. The number of common shares of the Company to be paid is calculated by dividing the dollar value of the earn-out payment by the dollar volume weighted average trading price of the common shares of the Company on the Company’s principal trading market. The aggregate earn-out payments are subject to a $4,000 cap. Consistent with the discussion in Note 12 above, the Company reduced the forecasted EBITDA for CMH and thus reduced the earn-out liability by $1,115 in the first quarter of 2015 and wrote off the remaining amount in the second quarter. The Company recorded an associated gain in the fair value contingent consideration in the statement of income and comprehensive income.
(3)	As part of the consideration for the acquisition of Pinnacle in 2013, the Company is obligated to make additional payments of up to $5,000 based on the achievement of certain milestones related to clinical trials. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. The fair value of these obligations as at June 30, 2015 and December 31, 2014 is $18,399 and $17,124, respectively. The change in fair value of $640 from March 31, 2015 has been recorded as an expense in the current period ($1,274 for the six months ended June 30, 2015).
(4)	As part of the consideration for the acquisition of Pinnacle in 2013, the Company is obligated to make 10 annual payments of $1,000, with the first payment made on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments with a market representative interest rate of 15%. Interest expense amounted to $178 for the three months ended June 30, 2015 ($354 for the six months ended June 30, 2015).
(5)	As part of the consideration for the Covis Acquisition on April 21, 2014, the Company assumed the consideration payable by Covis to the former owner of Dibenzyline®. The Company will be required to pay the former owner consideration of $1,000 per quarter for each quarter until June 30, 2018, that an AB-rated generic product version of Dibenzyline® has not been launched up to a maximum of $12,000. The first such test date is September 2015.

An estimate of the range of outcomes for the contingent purchase consideration is as follows:

Contingent Purchase Consideration Payable	Lower range		Upper range
Due to Shionogi		$753	$6,000
Due to former owner of Global Medical Direct LLC	$	Nil	$3,000
Due to former owners of Pinnacle		$5,000	$42,500
Consideration assumed on acquisition of Covis Portfolio	$	Nil	$7,191

[20]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

14.	Share Capital

The Company is authorized to issue an unlimited number of common shares.

On March 11, 2014 the Company announced the completion of a short-form prospectus offering, on a “bought deal” basis, of 5,750,000 common shares of Concordia, which included an exercise by the underwriters of an over-allotment option of 15% (the “2014 Offering”). Aggregate gross proceeds of the 2014 Offering were CAD $67,563. Net proceeds to the Company, after the deduction of underwriters’ fees and issuance costs of CAD $4,469, were CAD $63,094.

The 2014 Offering was completed at a price per common share of CAD $11.75.

The Company recorded net proceeds of $56,999.

On May 15, 2014, the Company issued an aggregate of 4,605,833 common shares to PBM Pharmaceuticals Inc. (carrying on business as Revive Pharmaceuticals) for the purchase of Donnatal®, valued at $129,151 based on the closing price of the Company’s stock on the TSX on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing USD: CAD exchange rate of 1:1.0877.

On April 8, 2015, Concordia closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 Subscription Receipts of the Company, which included the exercise by the underwriters of an over-allotment option of 15%, for aggregate gross proceeds of CAD $368,001 (the “2015 Offering”). The 2015 Offering was completed at a price per Subscription Receipt of CAD $85.00 by a syndicate of underwriters. Upon closing of the Covis Acquisition, each holder of Subscription Receipts automatically received, without payment of additional consideration, one common share of the Company in exchange for each Subscription Receipt held.

The Company’s board of directors declared a dividend payment of $2,553 on May 14, 2015, with a payment date of July 31, 2015.

The below table sets forth changes in issued and outstanding common shares for the period from January 1, 2014 to June 30, 2015.

	Number of	Amount
	Common Shares	Common Shares
Balances as at January 1, 2014	17,985,889	$57,521
2014 Offering	5,750,000	56,999
Issuance on acquisition of Donnatal	4,605,833	129,151
Exercise of stock options	519,517	3,364

Balances as at December 31, 2014	28,861,239	$247,035

2015 Offering	4,329,428	$284,522
Exercise of stock options	670,780	5,752
Vesting of RSUs	14,668	1,001

Balances as at June 30, 2015	33,876,115	$538,310

[21]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

15.	Earnings Per Share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014
Net Income (loss) for the period attributable to shareholders	$(555)	$(827)	$5,113	$(2,663)

Weighted average number of ordinary shares in issue	32,487,577	26,215,431	30,687,119	21,606,746
Adjustments for:
Dilutive Stock Options and agent warrants	—	—	1,149,641	—
Dilutive Unvested Shares	—	—	241,787	—

Weighted average number of fully diluted shares	32,487,577	26,215,431	32,078,547	21,606,746

Earnings per share:
Basic	$(0.02)	$(0.03)	$0.17	$(0.12)
Diluted	$(0.02)	$(0.03)	$0.16	$(0.12)

16.	Share Based Compensation

Employee Stock Option Plan

The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees, and others. The maximum number of common shares which may be reserved for issue under the stock option plan cannot exceed up to ten percent (10%) of the common shares of the Company, issued and outstanding from time to time, on a non-diluted basis (which maximum number is inclusive of any common shares reserved for issuance pursuant to the Company’s long-term incentive plan), as determined by the Board of Directors. The exercise price at which any option may be exercised to acquire a common share of the Company must be not less than the lesser of (i) the closing trading price of the common shares on the TSX on the date of grant and (ii) the volume-weighted average price of the common shares on the TSX for the five trading days immediately preceding the date of grant. As at June 30, 2015, the Company had issued a total of 2,705,000 options to executive officers, employees and non-management members of the Board of Directors (December 31, 2014 – 2,275,000).

During the three months ended June 30, 2015, 380,000 employee stock options were issued, 581,000 options were exercised (430,000 options were issued and 593,500 were exercised for the six months ended June 30, 2015), leaving a balance of 1,754,000 unexercised options outstanding as at June 30, 2015.

As at June 30, 2015, 402,016 stock options (December 31, 2014 – 422,883) were available for grant under the stock option plan.

The Black-Scholes model was used to compute option values. Key assumptions used to value each grant are set forth in the table below:

Date of Grant	Jan 1, 2014	Jan 29, 2014	Mar 14, 2014	Apr 17, 2014	Jun 2, 2014	Aug 15, 2014	Feb 11, 2015	May 25, 2015	May 26, 2015
Number of options granted	100,000	330,000	335,000	50,000	5,000	95,000	50,000	200,000	180,000
Market price	$5.88	$10.32	$13.46	$19.52	$29.82	$31.50	$46.18	$67.90	$65.89
Fair value of each option granted	$4.53	$5.37	$6.86	$10.07	$15.39	$16.48	$23.05	$34.16	$31.95

Assumptions:
Risk-Free Interest Rate	1.63%	1.63%	1.63%	1.63%	1.63%	1.63%	1.63%	1.50%	1.50%
Expected Life	3	3	3	3	3	3	3	3	3
Volatility	84.22%	79.48%	77.36%	78.55%	78.61%	80.10%	75.46%	75.46%	75.46%
Expected Forfeitures	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

[22]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

16.	Share Based Compensation (continued)

Exercise price for each of the stock options issued agreed to the market prices at the date of issue.

As historical volatility of the Company’s common shares is limited, expected volatility is based on the historical performance of the common shares of other corporations with similar operations.

All the options issued have different vesting terms ranging from immediate vesting to vesting over a period of 3 years. All options issued have a life of 10 years.

For the three and six months ended June 30, 2015, the total compensation charged against income with respect to all stock options granted was $1,717 and $2,614, respectively (2014 – $1,380 and $2,136, respectively). An amount of $1,717 and $2,614 (2014 – $1,380 and $2,136) has been recognized in shareholders’ equity related to these options for the three and six months ended June 30, 2015.

Long-Term Incentive Plan

The Company has a long-term incentive plan (“LTIP”). Under the terms of the LTIP, the Board of Directors may grant units (“Units”), which may be either RSUs or DSUs to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive the value of one common share in accordance with the terms of the LTIP.

The maximum number of common shares of the Company which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU participants, and for payments in respect of awards of RSUs to RSU participants, shall not exceed 10% of the common shares issued and outstanding from time to time on a non-diluted basis (for purposes of clarity, the maximum number of common shares reserved and set aside for issue under the LTIP shall be inclusive of any common shares reserved for issuance pursuant to any other security based compensation arrangement of the Company, including the stock option plan of the Company).

On each vesting date, the Company will decide, in its sole discretion, whether to make payments in respect of vested RSUs to the RSU participant or vested DSUs to the DSU participants in cash, common shares issued from treasury or a combination thereof based on the value of the common shares as determined in accordance with the terms of the LTIP.

On April 22, 2015, the Company issued 1,009 RSUs to management and employees. These RSUs have been fair-valued based on the quoted market price on the date of issuance of CAD $94.02 per share and vest over a period not exceeding three years.

On May 15, 2015, the Company issued 50,965 RSUs to management and employees. These RSUs have been fair-valued based on the quoted market price on the date of issuance of CAD $81.95 per share and vest over a period not exceeding three years.

On May 26, 2015, the Company issued 201,441 RSUs to management and employees. These RSUs have been fair-valued based on the quoted market price on the date of issuance of CAD $81.88 per share and vest over a period not exceeding three years.

On June 23, 2015, the Company issued 3,497 RSUs to management and employees. These RSUs have been fair-valued based on the quoted market price on the date of issuance of CAD $91.91 per share and vest over a period not exceeding three years.

The Company has accounted for all issued RSUs on the basis that these will be equity settled, with the exception of RSUs issued to a former employee that have been accounted for on the basis that these will be settled in cash. For the three and six months ended June 30, 2015 the Company recorded share based compensation expense of $2,403 (2014-$nil) related to the RSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity. For the three and six months ended June 30, 2015 the Company recorded $130 (2014-$nil) in acquisition, restructuring and other costs related to the RSUs that have been accounted for on the basis that they will be settled in cash, with a corresponding credit to liabilities.

[23]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

16.	Share Based Compensation (continued)

Long-Term Incentive Plan (continued)

The Company’s outstanding RSUs are as follows:

RSU
Balance, January 1, 2014	—
Granted during the year	—
Cancelled during the year	—
Vested during the year	—

Balance, December 31, 2014	—

Granted during the period	257,912
Cancelled during the period	—
Vested during the period	(16,125)

Balance, June 30, 2015	241,787

Mercari Options

In connection with the completion of Company’s qualifying transaction in 2013, the Company issued 25,998 options to the former directors of the Company (the “Mercari Options”). Each of the Mercari Options was exchangeable for one common share of the Company at an exercise price of CAD $4.81 for a period of ten years. The Mercari Options were valued using a Black-Scholes option-pricing model at $63.

A pricing model with observable market based inputs was used to estimate the fair value of the Mercari Options. The variables used to compute the values were as follows: an expected life of two years; a risk free rate of 1.2%; a volatility rate of 100%; and an exercise price and market price of CAD $4.81. All of the Mercari Options were exercised in the first quarter of 2014.

Agent Options

In connection with a private placement (the “Private Placement”) completed by Concordia Healthcare Inc., a subsidiary of the Company, and the closing of the Company’s qualifying transaction in December 2013, the Company issued 220,800 options (the “Agent’s Options”) to the syndicate of agents that conducted the Private Placement. The Agent’s Options were valued using a Black-Scholes option-pricing model at $422 and this amount was offset against the net proceeds from the Private Placement.

The fair value of Agent’s Options could not be measured reliably by the Company, thus the equity instrument was measured based on the amount recognized for goods received or services rendered during the vesting period based on the number of options that vested.

Each Agent’s Option was exchangeable for one common share of the Company at an exercise price of CAD $6.25 for a period of two years. During the three months ended June 30, 2015, all of the remaining and unexercised options (77,280) were exercised.

[24]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

16.	Share Based Compensation (continued)

Information with respect to stock option transactions for the six months ended June 30, 2015 and year ended December 31, 2014 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2014	1,621,798	$3.86
Granted during the year	915,000	13.80
Cancelled during the year	(15,001)	10.52
Exercised during the year	(519,517)	2.45

Balance, December 31, 2014	2,002,280	$8.72

Weighted-average exercise price of options exerciseable as at December 31, 2014		$4.25

Granted during the period	430,000	64.57
Cancelled during the period	(7,500)	8.77
Exercised during the period	(670,780)	5.37

Balance, June 30, 2015	1,754,000	$22.46

Weighted-average exercise price of options exerciseable as at June 30, 2015		$5.72

For the options exercised during the three months ended June 30, 2015, the weighted average market price on the date of exercise was $76.80.

As at June 30, 2015, the outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2023	$3.00	462,500	300,000
2023	$5.87	187,500	62,500
2024	$5.88	75,000	25,000
2024	$10.32	225,000	75,000
2024	$13.46	237,500	70,000
2024	$19.52	50,000	25,000
2024	$29.82	5,000	2,500
2024	$31.50	81,500	10,250
2025	$46.18	50,000	—
2025	$67.90	200,000	—
2025	$65.89	180,000	—

		1,754,000	570,250

[25]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

17.	Related Party Transactions

The Company had the following related party transactions during the three and six months ended June 30, 2015 and 2014:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Legal fees paid or payable to firms affiliated with directors (a)	—	35	4	77

	$—	$35	$4	$77

(a)	Legal fees include professional services for advice relating to intellectual property matters.

18.	Commitments and Contingencies

Lease Commitments

The Company leases facilities under operating leases in Canada, Barbados and the United States. The leases typically run for a period of months up to five years.

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2015	$905
2016	1,762
2017	1,702
2018	1,597
2019	1,555
Thereafter	112

$7,633

The Canadian facility lease expires on June 30, 2018 with an option to renew the lease for an additional 5 years after that date. The Barbados office lease expires in October of 2016. The facility leases in the United States expire during 2015 and 2020.

On February 19, 2015, the Company entered into an aircraft lease agreement to use and operate an aircraft for business travel purposes. The term of the lease is 5 years and the annual lease payment is $1,020. In addition, on the same day, the Company entered into an aircraft management and operating agreement for a term of one year (with the term being extended automatically for additional one-year periods in the event neither party gives the other party notice of termination at any point 60 days prior to the expiry of the current term),

[26]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

18.	Commitments and Contingencies (continued)

which includes fixed and variable payments. The fixed portion of the aircraft management and operating agreement is $620 per annum.

Royalties

The Company has a commitment to pay royalties on sales of each of the drugs acquired from Shionogi at certain prescribed rates. These royalties are payable on a quarterly basis.

Guarantees

All directors and officers of the Company, and each of the Company’s various subsidiaries, are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Concordia entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Concordia entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.

In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of CPI’s payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by CPI in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement between CPI, Concordia, Covis and Covis Pharma Holdings S.à.r.l dated March 9, 2015 (the “Covis Purchase Agreement”), Concordia guaranteed the due and punctual payment by CPI of CPI’s obligations under the Covis Purchase Agreement.

Litigation and Arbitration

In the normal course of business the Company may be the subject of litigation claims.

On February 9, 2015, the Company and its subsidiary, CPI, received a civil investigative demand (“CID”) from the United States Federal Trade Commission (“the FTC”) regarding its attention deficit hyperactivity disorder product Kapvay®. The CID is a request for documents and information relating to CPI’s agreements with Par Pharmaceutical, Inc. (“Par”) with respect to Kapvay® (the “Par Agreements”). While the Company maintains that the Par Agreements are lawful, the Company and CPI have negotiated the terms of a proposed settlement agreement with the FTC and expect to settle the FTC investigation. The proposed agreement with the FTC does not constitute an admission by CPI or the Company that they have violated the law. Under the terms of the proposed settlement agreement, CPI will be prohibited from enforcing the provision of the Par Agreements which entitle it to a royalty payment corresponding to Par’s sales of generic Kapvay® (for any period on or after June 25, 2015) and both CPI and the Company from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. The Company and CPI will also be subject to standard antitrust compliance and reporting requirements. The proposed settlement agreement is subject to initial acceptance by the FTC, publication of the settlement terms and a 30-day public comment period, and final acceptance by the FTC.

[27]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

18.	Commitments and Contingencies (continued)

On July 13, 2015, a former financial advisor to the Company commenced an arbitration with the American Arbitration Association against the Company in respect of amounts that the financial advisor believes are owing to it in connection with the acquisition by CPI of a portfolio of products from Covis Pharma S.à.r.l and Covis Injectables S.à.r.l under the terms of a previous engagement letter with the financial advisor. The amount claimed is $12.3 million. The Company intends to vigorously defend this matter.

19.	Financial Instruments and Management of Risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates. The Company operates primarily in United States dollars. The Company’s Barbados office incurs a small number of transactions in Barbados dollars and has a small bank balance denominated in Barbados dollars, the totals of which are considered to have an insignificant effect on financial reporting.

The Company may enter into foreign exchange forward contracts to mitigate exchange rate risk, minimize transaction exposures and ensure certainty of funds. During the quarter ended March 31, 2015, the Company entered into a foreign exchange forward contract to purchase $244,935 USD to mitigate the foreign currency risk associated with the Canadian dollar proceeds from the 2015 Offering of Subscription Receipts. The foreign exchange forward contract was marked-to-market as at March 31, 2015, resulting in an unrealized foreign exchange gain of $2,549 for the three months ended March 31, 2015. The contract was settled on April 21, 2015 at an exchange rate of C$1.2542, resulting in a realized foreign exchange loss of $5,126.

The Company does not believe it is exposed to currency risk on its net assets denominated in Barbados dollars as the currency is fixed to the U.S. dollar. The Company, however, is exposed to currency risk though its net assets denominated in Canadian dollars.

	As at June 30, 2015	As at December 31, 2014
	CAD$	CAD$
Cash	$1,138	$520
Accounts payable and accrued liabilities (Net of accounts receivable)	(1,212)	(352)

	$(74)	$168

[28]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

19.	Financial Instruments and Management of Risk (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The long term debt bears interest at floating rates and as such is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and notes payable bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	Three Months Ended June 30,
	2015	2014
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net income	$(923)	$(951)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net income	865	885
Impact of a 1% increase in interest rates for long-term debt on net income	(2,527)	(223)
Impact of a 1% decrease in interest rates for long-term debt on net income	$2,527	$223

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist of cash, accounts receivables and other receivables. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Cash is primarily on deposit with a Canadian chartered bank located in Canada and Barbados. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at June 30, 2015, the allowance for doubtful accounts was $1,450 (December 31, 2014 – $297).

The Company has concentration risk, as approximately 84.2% of total sales came from four customers (e.g. wholesalers) and 84.5% of total accounts receivable came from four customers (e.g. wholesalers).

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

[29]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

19.	Financial Instruments and Management of Risk (continued)

Liquidity Risk (continued)

The following tables summarize the Company’s significant contractual undiscounted cash flows as at June 30, 2015:

June 30, 2015
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	$37,640	$—	$—	$—	$—	$—	$37,640
Provisions	16,756	493	19,152	—	—	—	36,401
Royalties payable	—	23	—	—	—	—	23
Taxes payable	165	—	—	—	—	—	165
Current portion of long-term debt	—	2,875	51,833		—	—	54,708
Long-term debt	—	—	—	89,636	11,500	1,154,156	1,255,292
Current portion of purchase consideration payable	823	2,000	—	—	—	—	2,823
Purchase consideration payable	—	—	3,572	8,743	19,477	29,267	61,059

	$55,384	$5,391	$74,557	$98,379	$30,977	$1,183,423	$1,448,111

Fair Value

The fair value of the purchase consideration payable and notes payable was determined using a Level III valuation technique by using discounted cash flow models that use discount rates that reflect the Company’s borrowing rate as at June 30, 2015. The Company’s own non-performance risk was assessed to be insignificant as at June 30, 2015.

[30]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

20.	Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity in the definition of capital.

The below table sets forth the Company’s capital structure:

	As at June 30, 2015	As at December 31, 2014
Long-term debt	1,264,387	253,481
Notes payable	—	5,262
Shareholders’ Equity	559,791	257,550

	$1,824,178	$516,293

21.	Segmented Reporting

Operating Segments

The Company has three reportable operating segments: The Legacy Pharmaceuticals Division, The Orphan Drugs Division and the SHD Division. A brief description of each segment follows below.

The Legacy Pharmaceuticals Division

The Legacy Pharmaceuticals Division focuses on the management and acquisition of legacy pharmaceutical products, both with patent life and exclusivity remaining (pre-legacy) and products that have reached full maturity but continue on a predictable revenue generation path, collectively referred to as legacy products.

The Orphan Drugs Division

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications for existing orphan products or the acquisition of approved orphan drugs and further expansion within their identified markets.

The SHD Division

The SHD Division is a nation-wide provider of diabetes testing supplies and other healthcare products in the United States.

[31]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

21.	Segmented Reporting (continued)

Operating Segments (continued)

The below table sets forth operating income, interest and accretion expense, change in fair value of contingent consideration, income taxes, total assets and total liabilities by reportable operating segment for the three and six months ended June 30, 2015 and 2014:

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Three Months Ended June 30, 2015

Revenue	$72,398	$2,800	$2,316	$—	$77,514
Cost of sales	5,656	626	523	—	6,805

Gross profit	66,742	2,174	1,793	—	70,709

Operating expenses
General and administrative	3,069	524	917	3,789	8,299
Selling and marketing	3,382	574	268	—	4,224
Research and development	1,023	1,681	—	—	2,704
Share based compensation	26	76	45	3,973	4,120
Exchange listing expenses	—	—	—	574	574
Acquisition, restructuring and other	—	—	—	10,118	10,118
Amortization of intangible assets	14,475	410	170	—	15,055
Depreciation expense	10	—	42	20	72

Total operating expenses	$21,985	$3,265	$1,442	$18,474	$45,166

Operating income	$44,757	$(1,091)	$351	$(18,474)	$25,543

Total Assets	$1,757,938	$75,612	$15,685	$89,217	$1,938,452

Total Liabilities	$68,812	$25,291	$1,680	$1,282,878	$1,378,661

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Three Months Ended June 30, 2014

Revenue	$19,546	$778	$5,729	$—	$26,053
Cost of sales	4,001	(404)	957	—	4,554

Gross profit	15,545	1,182	4,772	—	21,499

Operating expenses
General and administrative	968	450	1,638	1,875	4,931
Selling and marketing	1,214	599	383	—	2,196
Research and development	492	1,439	—	—	1,931
Share based compensation	142	—	—	1,238	1,380
Acquisition, restructuring and other	7,865	—	—	449	8,314
Depreciation expense	6	3	4	3	16

Total operating expenses	$10,687	$2,491	$2,025	$3,565	$18,768

Operating income	$4,858	$(1,309)	$2,747	$(3,565)	$2,731

Total Assets	$227,947	$124,514	$17,532	$120,142	$490,135

Total Liabilities	$35,280	$31,944	$10,826	$167,960	$246,010

[32]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

21.	Segmented Reporting (continued)

Operating Segments (continued)

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Six Months Ended June 30, 2015

Revenue	$103,470	$5,880	$4,599	$—	$113,949
Cost of sales	9,036	1,109	1,005	—	11,150

Gross profit	94,434	4,771	3,594	—	102,799

Operating expenses
General and administrative	4,619	1,217	2,277	6,503	14,616
Selling and marketing	5,697	1,232	400	—	7,329
Research and development	2,278	3,514	—	—	5,792
Share based compensation	77	76	45	4,819	5,017
Exchange listing expenses	—	—	—	574	574
Acquisition, restructuring and other	437	(6)	—	12,125	12,556
Amortization of intangible assets	19,100	820	340	—	20,260
Depreciation expense	21	21	56	30	128

Total operating expenses	$32,229	$6,874	$3,118	$24,051	$66,272

Operating income	$62,205	$(2,103)	$476	$(24,051)	$36,527

Total Assets	$1,757,938	$75,612	$15,685	$89,217	$1,938,452

Total Liabilities	$68,812	$25,291	$1,680	$1,282,878	$1,378,661

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Six Months Ended June 30, 2014

Revenue	$28,855	$4,348	$9,660	$—	$42,863
Cost of sales	6,212	295	1,901	—	8,408

Gross profit	22,643	4,053	7,759	—	34,455

Operating expenses
General and administrative	1,351	1,210	3,729	3,332	9,622
Selling and marketing	1,210	1,172	758	—	3,140
Research and development	842	2,507	—	—	3,349
Share based compensation	142	—	—	1,994	2,136
Acquisition, restructuring and other	7,878	—	—	610	8,488
Depreciation expense	12	3	28	7	50

Total operating expenses	$11,435	$4,892	$4,515	$5,943	$26,785

Operating income	$11,208	$(839)	$3,244	$(5,943)	$7,670

Total Assets	$227,947	$124,514	$17,532	$120,142	$490,135

Total Liabilities	$35,280	$31,944	$10,826	$167,960	$246,010

[33]

Concordia Healthcare Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Stated in thousands of U.S. Dollars, except per share amounts)

(Unaudited)

21.	Segmented Reporting (continued)

Geographic Segments

The Company’s revenue by country of origin of external customer is all in the United States, with the exception of $525 of revenue in the Orphan Drugs segment that originates from customers outside of the United States ($858 for the six months ended June 30, 2015).

The Company has operations in Barbados, Canada, the United States and the Netherlands. The below table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

	Barbados	Canada	United States	Netherlands	As at June 30, 2015

Current assets	$138,208	$88,723	$14,973	$586	$242,490
Non-current assets	1,680,792	470	14,700	—	1,695,962

Total Assets	1,819,000	89,193	29,673	586	1,938,452

Current liabilities	62,445	24,172	1,784	96	88,497
Non-current liabilities	30,390	1,258,705	1,069	—	1,290,164

Total Liabilities	$92,835	$1,282,877	$2,853	$96	$1,378,661

	Barbados	Canada	United States	Netherlands	As at December 31, 2014

Current assets	$61,544	$12,532	$9,566	$1,010	$84,652
Non-current assets	481,752	274	26,022	—	508,048

Total Assets	543,296	12,806	35,588	1,010	592,700

Current liabilities	34,194	32,081	15,000	534	81,809
Non-current liabilities	20,418	226,145	6,778	—	253,341

Total Liabilities	$54,612	$258,226	$21,778	$534	$335,150

22.	Directors and key management compensation

Compensation, consisting of salaries, bonuses and director fees to key management personnel and directors for the three months ended June 30, 2015 amounted to $2,996 (2014 – $399).

[34]